BlackRock Funds III: CoreAlpha Bond Fund

77(I)
Terms of new or amended securities

Effective April 30, 2012, the establishment and designation of Classes are as follows:

1.	The new classes of Shares are designated as Investor A and Investor C.

2.	The classes of Shares established and designated are as follows:

a.	Institutional Shares
b.	Investor A Shares
c.	Investor C Shares